

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



03023568

DC
NO ACT
P.E 5-29-03
0-23576

June 13, 2003

Michael S. Ringler
Wilson Sonsini Goodrich & Rosati
One Market
Spear Tower
Suite 3300
San Francisco, CA 94105

Act 1934
Section
Rule 14A-8
Public Availability 6/13/2003

Re: Celeritek, Inc.

Dear Mr. Ringler:

This is in regard to your letter dated May 29, 2003 concerning the shareholder proposal submitted by Lloyd Miller for inclusion in Celeritek's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal as a result of a settlement agreement, and that Celeritek therefore withdraws its April 11, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Lloyd Miller
4550 Gordon Dr.
Naples, FL 34102

768467



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

May 29, 2003

Via Overnight Mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Celeritek, Inc.
Withdrawal of Shareholder Proposal Submitted by Lloyd Miller

Ladies and Gentlemen:

On April 11, 2003, Celeritek, Inc. (the "Company") submitted a request for no action with respect to the Company's desire to omit from its proxy solicitation materials a shareholder proposal received from Lloyd Miller seeking to have the Company's shareholders approve an amendment and restatement to the Company's bylaws in order to redefine the positions of Chairman of the Board and President of the Company (the "Proposal").

Recently, as part of a settlement agreement signed between the Company and the Celeritek Shareholder Protective Committee, of which Mr. Miller was a member, Mr. Miller has withdrawn the Proposal.

As a result of the withdrawal by Mr. Miller of the Proposal, the Company hereby respectfully withdraws its request for no-action relief in this matter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Michael S. Ringler

cc: Mr. Lloyd Miller
Tamer Husseini, Celeritek, Inc.
Margaret E. Smith, Celeritek, Inc.

2516393_1.DOC


WSGR

Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

April 11, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Celeritek, Inc.

Ladies and Gentlemen:

On behalf of Celeritek, Inc., a California corporation, enclosed for filing are six (6) copies of a No-Action Letter ("No-Action Letter"), one of which has been manually signed.

Please acknowledge receipt of this No-Action Letter by stamping as filed the extra copy of the facing page and returning it to me in the self-addressed stamped envelope provided.

If you should have any questions regarding this matter, please do not hesitate to contact the undersigned at (415) 947-2000 extension 2059. Thank you for your prompt attention regarding the enclosed.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



deAnna Toney
Corporate Paralegal

Enclosures

C:\NrPortbl\PALIB2\DRT\1735074_1.DOC (755)



Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

April 11, 2003

Via Overnight Mail

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Celeritek, Inc.
Shareholder Proposal Submitted by Lloyd Miller

Ladies and Gentlemen:

On behalf of Celeritek, Inc., a California corporation (the "Company"), we hereby request on behalf of the Company pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the Staff (the "Staff") recommend no action to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy materials (the "Proxy Materials") for its 2003 Annual Meeting of Shareholders (the "2003 Annual Meeting") the shareholder proposal (the "Proposal") submitted by Lloyd Miller (the "Proponent") attached hereto as Exhibit A.

Pursuant to Exchange Act Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of: (i) the Proposal; (ii) the statement in support of the Proposal received from the Proponent (the "Supporting Statement"); and (iii) this letter, which sets forth the basis upon which the Company proposes to omit the Proposal and the Supporting Statement from the Proxy Materials and contains the opinion of this firm, as counsel to the Company, to the extent that such reasons are based on matters of law. We have also included a copy for the Staff to have file stamped and returned in the enclosed prepaid envelope. As required under Exchange Act Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying the Proponent of the Company's intention to omit the Proposal and the Supporting Statement from the Proxy Materials.

The Proposal seeks to have the shareholders approve an amendment and restatement to Sections 5.6 and 5.7 of the Company's bylaws (the "Bylaws") in order to redefine the positions of Chairman of the Board ("Chairman") and President of the Company. This amendment and restatement would require the Chairman to be an outside director and would have the effect of requiring that the Chairman and the President be different persons.

2467715_6.DOC

One Market, Spear Tower, Suite 3300, San Francisco, CA 94105 · 415.947.2000 Tel · 415.947.2099 Fax · www.wsgr.com

Reasons for Omission

The Company believes that the Proposal and Supporting Statement may be omitted from the Proxy Materials because:

(1) The Proposal is not a proper subject for action by shareholders under the laws of the State of California, the Company's state of incorporation (Exchange Act Rule 14a-8(i)(1)).

(2) The Proposal would require the Company to violate state law (Exchange Act Rule 14a-8(i)(2)).

(3) The Proposal relates to election for membership on the Company's board of directors (Exchange Act Rule 14a-18(i)(8)).

(4) The Proposal relates to the redress of a personal grievance against the Company and is designed to result in a personal benefit to the Proponent (Exchange Act Rule 14a-8(i)(4)).

(5) The Proposal deals with a matter relating to the conduct of the ordinary business operations of the Company (Exchange Act Rule 14a-8(i)(7)).

(6) The Company has substantially implemented the Proposal (Exchange Act Rule 14a-8(i)(10)).

1. The Proposal is not a proper subject for shareholder action under the laws of the State of California and therefore may be excluded under Exchange Act Rule 14a-8(i)(1).

Exchange Act Rule 14a-8(i)(1) permits a registrant to exclude from its proxy materials shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." Because the Proposal, if successful, would be a **mandatory** requirement (and not merely a request or recommendation) that would unduly restrict the Company's board of directors of its authority to appoint its choice of designees to the office of Chairman – a power granted to the Company's board of directors by the laws of the State of California and the Company's Bylaws – it may be properly excluded under Exchange Act Rule 14a-8(i)(1).

The Company is aware of the Staff's position in various no-action letters in which the Staff refused to allow the exclusion of shareholder proposals similar to the current Proposal under Exchange Act Rule 14a-8(i)(1). However, there is one significant difference between those situations and the Proposal: all of those instances involved proposals that were phrased as mere ***requests*** or ***recommendations*** to the board, whereas the Proposal in this case is ***mandatory*** and ***binding*** on the Company's board of directors. *See, e.g., Clear Channel Communications, Inc.* (Mar. 5, 2003) (proposal ***urging*** board of directors to amend bylaws to require independent director to serve as chairman of board); *America West Holdings Corporation* (Apr. 14, 1998) (proposal ***urging*** board of directors to take necessary steps to require independent director to serve as chairman of board).

The SEC has emphasized that the distinction between binding proposals and mere requests is critical when determining whether a proposal may be excluded under Exchange Act Rule 14a-8(i)(1). In the explanatory note to Exchange Act Rule 14a-8(i)(1), the SEC states that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." Moreover, the Staff has stated that "[i]n our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1)." Staff Legal Bulletin (Section G, substantive issue 1; Jul. 13, 2001). In this case, the Proposal is not a recommendation. Rather, it is binding on the Company.

In other contexts, the Staff has taken the position that proposals phrased as requests may not be excluded, while binding proposals may be excluded. *Compare Novell, Inc.* (Feb. 14, 2000) (allowing company to exclude mandatory proposal to amend bylaws to prohibit adoption of a shareholder rights plan without prior shareholder approval) *with El Paso Corporation* (Mar. 11, 2002) (refusing to allow company to exclude proposal requesting board of directors to seek shareholder approval prior to adopting a shareholder rights plan).

In this case, the Proposal is mandatory in nature, and its passage would be binding on the Company's board of directors and require it to terminate Tamer Husseini, the current President and Chairman, as Chairman. As set forth by California law and the Company's bylaws (which are filed as Exhibit 3.2 to the Company's Form 8-K filed with the SEC on July 29, 2002), however, it is the Company's board of directors that has the authority to appoint officers. *See* California General Corporation Law § 312(b) ("Except as otherwise provided by the articles or bylaws, officers shall be chosen by the board and serve at the pleasure of the board . . ."); § 300(a) ("the business and affairs of the corporation shall be managed and all corporate power shall be exercised by or under the direction of the board"); Bylaws § 5.2 ("The officers of the corporation . . . shall be chosen by the board . . ."). Thus, the Proposal is not a proper subject for shareholder action under the laws of the State of California. We therefore request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Exchange Act Rule 14-8(i)(1).

2. The Company may omit the Proposal because implementation of the Proposal would require the Company to violate state law.

Exchange Act Rule 14a-8(i)(2) provides that a registrant may omit a proposal and any supporting statement from its proxy materials if implementation of the proposal would require the registrant to violate any state or federal law. For the reasons stated in Section 1 above, the Company believes it may omit the Proposal from the Proxy Materials because the mandatory nature of the Proposal, if passed, would require the Company to immediately terminate Tamer Husseini, the current President and Chairman, as Chairman. Therefore, the Proposal violates a fundamental principle of California law by limiting the board's authority with respect to its ability to appoint officers of the Company, namely the President and Chairman, in violation of Section 312(b) of the California General Corporation Law. We therefore request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Exchange Act Rule 14-8(i)(2).

3. The Proposal relates to an election for membership to the Company's Board of Directors, and therefore may be excluded under Exchange Act Rule 14a-8(i)(8).

Exchange Act Rule 14a-8(i)(8) permits a registrant to omit a shareholder proposal if the proposal "relates to an election for membership on the company's board of directors." The Staff has previously and consistently concluded that if the action contemplated by a shareholder proposal questions the business judgment and competence of a registrant's chief executive officer who stands for re-election as a director at the meeting at which the proposal is to be presented, the proposal may be omitted from a registrant's proxy materials under Exchange Act Rule 14a-8(i)(8). *See Exxon Mobil Corporation* (Mar. 20, 2002) (excluding proposal requesting the board to adopt a policy to require that future occupants of the positions of CEO and chairman not be the same person and that the chairman be an independent director); *AT&T Corp.* (Feb. 13, 2001) (excluding proposal requesting the board to adopt a policy to require that future occupants of the positions of CEO and chairman not be the same person and that the chairman be an independent director); *ChemTrak Incorporated* (Mar. 10, 1997) (excluding proposal requesting resignation of current chairman and election of a replacement); *Black & Decker Corporation* (Jan. 21, 1997) (excluding proposal to prevent current or former chief executive officers from serving as chairman); *Great Atlantic & Pacific Tea Company, Inc.* (Mar. 8, 1996) (excluding proposal requesting censure of the chief executive officer); *SCEcorp* (Dec. 29, 1994) (excluding proposal recommending the chief executive officer who is also chairman be dismissed).

Tamer Husseini, the Company's current President, also serves as Chairman of the Board with an annual term that expires at the 2003 Annual Meeting. It is highly likely that consistent with the Company's historical business practices Mr. Husseini will again be nominated by the board of directors for election by the shareholders at the 2003 Annual Meeting. In addition, although the Proposal does not mention the Mr. Husseini by name, other actions taken by the Proponent with respect to the Company outside of the Proposal make it clear that the Proposal is a thinly veiled attack on Mr. Husseini. In particular, the Proponent has agreed to participate in a so-called Shareholder Protective Committee (the "Committee") and filed a Schedule 13D with the SEC on March 11, 2003, which is attached hereto as Exhibit B. As set forth in the Schedule 13D, the Proponent has agreed to participate in the Committee for the stated purpose of "calling a special shareholder meeting to remove the present members of the Board of Directors" and replacing them with certain individuals including Proponent. *See* Schedule 13D (filed Mar. 11, 2003). Moreover, in a letter written by another member of the Committee to other shareholders, the Committee member claimed that the "board appears to be entrenched and uninterested in maximizing shareholder value." *See id.* These public statements reveal the true intention behind the current Proposal: to question the business judgment of Mr. Husseini and the Company's board of directors. The goal of the Proposal is aimed at changing the composition of the board of directors, by forcing the termination or resignation of Mr. Husseini from either his position as Chairman of the Board or President, and not as the Proponent claims, merely for corporate governance reasons.

If the Proponent wishes to remove Mr. Husseini as President and Chairman (as is the case), the Staff has made clear that he must comply with the regulations governing election contests, and should not be allowed to abuse the shareholder proposal process to pursue an agenda that is more properly pursued through other avenues. As the Staff noted in *General Public Utilities Corp.* (Feb. 10, 1982), which involved a registrant's intention to exclude from its proxy materials a stockholder proposal to request the resignation of certain of the registrant's executive officers who were also directors:

> There appears to be some bases for [registrant's] opinion and that of [registrant's] counsel that the proposal may be omitted from the Company's proxy material under Rule 14a-8(c)(8), on the ground that it relates to the election to office of the Company's board of directors. In the staff's view, the proposal calls into question the qualifications of [the executive officer/directors], who are candidates for re-election; and appears to derogate the quality and integrity of these board members to the extent that the proposal may be deemed an effort to oppose the management's solicitation on behalf of the re-election of these persons.

The Proposal, like the proposals in the no-action letters cited herein, has been submitted for the purpose of questioning the quality and integrity of the Company's current Chairman and President. We therefore request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Exchange Act Rule 14-8(i)(8).

4. The Proposal relates to a personal grievance and therefore may be excluded pursuant to Exchange Act Rule 14a-8(i)(4).

Exchange Act Rule 14a-8(i)(4) permits a company to omit a proposal from its proxy materials if it "relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the Proponent], or to further a personal interest, which is not shared by the other shareholders." The Staff has consistently excluded proposals on these grounds. *See Johnson & Johnson* (Jan. 7, 2000); *U S West* (Dec. 2, 1998).

As stated in section 3 above, Proponent is a member of a Committee seeking to remove the Company's board of directors and claiming that the board of directors is entrenched. These public statements reveal the true intention behind the current Proposal: to personally attack Mr. Husseini's business judgment with the goal of furthering the Proponent's personal interest in being elected to the board of directors.

Moreover, the Proposal is a matter of personal interest because the Proponent is seeking to have himself elected to the board of directors, and is not intended to benefit the shareholders generally. We therefore request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Exchange Act Rule 14a-8(i)(4).

5. The Proposal relates to a matter relating to the conduct of the Company's ordinary business operations and therefore may be excluded under Exchange Act Rule 14a-8(i)(7).

Exchange Act Rule 14a-8(i)(7) permits a registrant to exclude from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." Because the Proposal deals precisely with this type of corporate operational matter, as provided under California law and the Company's Bylaws, it is properly excludable under Exchange Act Rule 14a-8(i)(7). *See* California General Corporation Law § 312(b) ("Except as otherwise provided by the articles or bylaws, officers shall be chosen by the board and serve at the pleasure of the board . . ."); § 300(a) ("the business and affairs of the corporation shall be managed and all corporate power shall be exercised by or under the direction of the board"); Bylaws § 5.2 ("The officers of the corporation . . . shall be chosen by the board . . .").

Mr. Husseini is both Chairman and President of the Company, both of which positions are deemed officer positions under the Company's Bylaws. Accordingly, the **mandatory** nature of the Proposal – which would require Mr. Husseini's termination as Chairman if passed – relates to matters within the responsibility of the Company's directors under California law and the Bylaws. In similar instances in the past, the Staff has agreed that proposals calling for the termination or censure of executive personnel relate to the conduct of a registrant's ordinary business and therefore were excludable under Exchange Act Rule 14a-8(i)(7). *See UAL*

Corporation (Mar. 15, 1990) (excluding proposal recommending censure and resignation of president and CEO); *Exxon Corporation* (Jan. 26, 1990) (excluding proposal to remove the Chief Executive Officer and concluding that the decision to terminate executive personnel relates to the company's ordinary business operation); *Philadelphia Electric Company* (Jan. 29, 1988) (excluding proposal to terminate the Chairman and President). We therefore request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Exchange Act Rule 14a-8(i)(7) because it deals with a matter relating to the company's ordinary business operations.

6. The Company may omit the Proposal because it has been substantially implemented.

Pursuant to Exchange Act Rule 14a-8(i)(10), a shareholder proposal may be excluded from a company's proxy materials if the essential elements of the proposal have been substantially implemented. For a proposal to be omitted, the proposal need not be implemented in full or precisely as presented, rather the standard is whether a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983); *Texaco, Inc.* (Mar. 28, 1991).

The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the scope of Exchange Act Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal. *See The Talbots Inc.* (Apr. 5, 2002) (proposal requesting that board implement code of conduct based on United Nations human rights standards excludable where company had code of conduct addressing such standards); *The Gap, Inc.* (Mar. 16, 2001) (proposal asking company's board to provide a report to shareholders on child labor practices of the company's suppliers was excludable because the company had established and implemented a code of vendor conduct, monitored compliance with the code, published information on its website about the code and its monitoring programs and discussed child labor issues with shareholders).

Here, the Proposal seeks to require that the positions of President and Chairman be different persons, and that the Chairman be an outside director. The Company, however, recently adopted a policy establishing a position of lead independent director and appointed an outside director, William D. Rasdal, as the lead independent director. Furthermore, the Company's policy provides that the lead independent director shall chair regularly scheduled meetings of independent directors, outside the presence of the CEO and any employee directors. The Company's adoption of such a policy is designed to ensure the independence of the board of directors and is consistent with the proposed rules of the New York Stock Exchange (which are even more restrictive than the rules of the Nasdaq Stock Market). Consequently, the Company already has policies and procedures in place relating to the subject matter of the Proposal, as is evidenced by the Supporting Statement, which states that the reason for the Proposal is to "lessen the potential power and control that one person could have over the Company" and to help "assure independence."

We therefore request that the Staff concur that the Proposal may be excluded from the Proxy Materials under Exchange Act Rule 14a-8(i)(10) because it has been substantially implemented.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials in relation to its 2003 Annual Meeting, please contact the undersigned at (650) 493-9300. The Company intends to file its definitive proxy statement on or after July 3, 2003, and would appreciate hearing from the Staff before that date.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation



Michael S. Ringler

cc: Mr. Lloyd Miller

Tamer Husseini
Chairman of the Board, President and Chief Executive Officer
Celeritek, Inc.

Margaret E. Smith
Vice President, Finance and Chief Financial Officer
Celeritek, Inc.

EXHIBIT A

Proposal of Lloyd Miller

February 19, 2003

Celeritek, Inc.
Attention: Secretary
3236 Scott Boulevard
Santa Clara, California 95054

Ladies and Gentlemen:

My name is Lloyd Miller and I beneficially own 232,100 shares of common stock of Celeritek, Inc. (the "Company"). I have held in excess of $100,000 in value of Celeritek's shares for more than one year and intend to hold at least $100,000 in value of Celeritek's shares through the Company's annual meeting in 2003. We are submitting the enclosed proposal for inclusion in the Company's proxy statement pursuant to SEC Rule 14a-8.

I have attached copies of brokerage statements verifying the numbers of shares held for more than a year. I will furnish additional verification if needed. I have no financial interest in the proposal I am making except for my interest as a shareholder in seeing the value of my stock maximized.

The proposal I am requesting be put in the Company's Proxy Statement is contained on the enclosed description of the proposal and supporting statement. It generally provides that the Company's Bylaws shall be amended to require that the Chairman be an outside Director.

Very truly yours,



Lloyd Miller

OC/301818.1
29501.92245

PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY STATEMENT

PROPOSAL:

That Section 5.6 of the Company's bylaws be amended and restated to read as follows:

> SECTION 5.6 CHAIRMAN OF THE BOARD. The chairman of the board shall be an outside director, and if present, shall preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws.

That Section 5.7 of the Company's bylaws be amended and restated to read as follows:

> SECTION 5.7 PRESIDENT. The president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of a chairman of the board, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:

Currently, the Company's bylaws provide that if there is no President, then the Chairman of the Board will have the power given to the President by Section 5.7 of the Company's bylaws. Amending Sections 5.6 and 5.7 of the Company's bylaws to provide that the Chairman of the Board cannot also be the President, will lessen the potential power and control that one person could have over the Company and its affairs. The requirement proposed by the amendment to Section 5.6 that the Chairman of the Board be an outside director also improves corporate governance. An outside director is generally a director who is not a current employee of the Company, is not a former employee who receives compensation for prior services; has not been an officer of the Company, and does not receive, directly or indirectly, remuneration from the Company in any capacity other than as a director. Therefore, the requirement that the Chairman of the Board be an outside director helps assure independence. I encourage you to vote for the approval of these amendments to the Company's bylaws.

EXHIBIT B

Schedule 13D (filed March 11, 2003)

<DOCUMENT>
<TYPE>SC 13D
<SEQUENCE>1
<FILENAME>cel13d.txt
<DESCRIPTION>SCHEDULE 13D
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

CELERITEK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150926103

(CUSIP Number)

Mark D. Whatley
Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA 94111
(415) 434-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 27, 2003

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index on Page 7
Total Pages ___

<PAGE>
<PAGE>

1	Name of Reporting Person		BRICOLEUR CAPITAL MANAGEMENT LLC
	IRS Identification No. of Above Person		13-40036
2	Check the Appropriate Box if a member of a Group		(a) [ ] (b) [x]
3	SEC USE ONLY		
4	Source of Funds		OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[ ]
6	Citizenship or Place of Organization		Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power	-0-
	8	Shared Voting Power	537,083
	9	Sole Dispositive Power	-0-
	10	Shared Dispositive Power	537,083
11	Aggregate Amount Beneficially Owned by Each Reporting Person		537,083
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares		[x]
13	Percent of Class Represented by Amount in Row 11		4.4%
14	Type of Reporting Person		IA

<PAGE>
<PAGE>

Item 1. Security and Issuer.

Common Stock of Celeritek, Inc.

3236 Scott Blvd.
Santa Clara, CA 95054

CUSIP No. 150926103

Item 2. Identity and Background.

2(a) Bricoleur Capital Management LLC, a limited liability company organized under the laws of the state of Delaware ("Bricoleur" or the "Reporting Person")

2(b) 12230 El Camino Real, Suite 100
San Diego, CA 92130

2(c) Bricoleur is an investment adviser registered with the California Department of Corporations. It acts as the general partner of and investment adviser to certain investment limited partnerships and as the investment adviser to certain other investment funds and client accounts. It exercises exclusive voting and dispositive discretion with respect to all such partnerships, funds and accounts.

2(d) None

2(e) None

Item 3. Source and Amount of Funds or Other Consideration.

Inapplicable. This schedule 13D is not being filed as a result of any acquisition of shares. See item 4 below.

Item 4. Purpose of Transaction.

This Schedule 13D relates to Bricoleur's agreement to participate in a Celeritek Shareholder Protective Committee (the "Committee"). Bricoleur agreed to participate in the Committee to explore ways of encouraging Celeritek's Board of Directors to (i) improve Celeritek's corporate governance, (ii) remove Celeritek's poison pill and (iii) be open to purchase offers for Celeritek. Among other things, Bricoleur is willing to participate in consideration by the Committee of the following potential actions:

1. calling a special shareholder meeting to remove the present members of the Board of Directors and replace them with directors who will be more open to corporate governance concerns of shareholders or, alternatively, nominating one or more candidates in opposition to the Board-of-Director-nominated candidates at Celeritek's 2003 annual meeting;

2. proposing to the shareholders for consideration at Celeritek's 2003 annual meeting, or endorsing or supporting proposals submitted by others, as follows: (1) a recommendation that the Board of Directors repeal the poison pill; (2) an amendment to Celeritek's Bylaws to require that the chairman of the Board of Directors be an independent

<PAGE>
<PAGE>

outside director; and (3) demanding that Celeritek refrain from making long-term, zero-interest loans to officers and employees.

A proposal was submitted on behalf of Bricoleur on February 27, 2003, for inclusion in Celeritek's Annual Meeting Proxy Statement, requesting that the Board of Directors redeem Celeritek's "poison pill." A copy of that proposal is attached to this filing as Exhibit A. Bricoleur has been advised that a proposal was submitted on behalf of Lloyd Miller on February 27, 2003, for inclusion in Celeritek's Annual Meeting Proxy Statement, to amend Celeritek's Bylaws to, among other things, require that the chairman of the Board of Directors be an outside director. A copy of that proposal is attached to this filing as Exhibit B. Depending on overall market conditions, other investment opportunities, and the availability of shares of Celeritek's stock at desirable prices, Bricoleur may acquire additional shares of Celeritek stock in open market or private transactions on such terms and at such times as it deems appropriate.

Bricoleur may, from time to time, evaluate various activities with respect to Celeritek in addition to or instead of those described above, including some that may be intended to influence the activities of Celeritek or its Board of Directors. Bricoleur may, on its own, acting together with members of the Committee, and/or acting together with one or more other persons, take action with respect to Celeritek, including, without limitation, engaging in discussions with management and the Board of Directors, communicating with other shareholders, seeking alternative board representation, making proposals to Celeritek concerning that company's capitalization and operations, buying additional shares of Celeritek stock or selling some or all of the shares of Celeritek stock on behalf of the partnerships and accounts over which it exercises discretion. Bricoleur may change its intention with respect to any or all of the matters referred to in this filing.

Item 5. Interest in Securities of the Issuer.

5(a) and 5(b)

Investment partnerships and other investment advisory clients of Bricoleur collectively own 537,083 shares of Celeritek stock which includes an option to acquire 12,400 shares of common stock. Because Bricoleur has sole voting investment power over the holdings in each of those accounts, Bricoleur may be deemed to have beneficial ownership of all of those shares, representing approximately 4.4% of the outstanding Celeritek stock.

Bricoleur has been advised that, when combined with this beneficial ownership, the aggregate beneficial ownership of Celeritek common stock by all participants in the Committee, comprises 10.26% of Celeritek's outstanding stock. Bricoleur has been advised that that ownership is as follows: (a) 723,092 shares held beneficially by SACC Partners, L.P., Riley Investment Management LLC, B. Riley & Co. Inc., B. Riley & Co. Holdings, LLC, and Bryant R. Riley; (b) 353,400 shares held by Kevin Douglas; and (c) 232,100 shares held by Lloyd Miller.

Bricoleur disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any member or participant

<PAGE>
<PAGE>

in the Committee or any other person and further disclaims, on its own behalf and on behalf of each investment partnership or investment advisory client for whose account it exercises discretion, beneficial ownership of any shares of Celeritek common stock owned by any other participant in the Committee. Neither Bricoleur nor any investment partnership or investment advisory client for which Bricoleur exercises discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any participant in of the Committee. No investment partnership or investment advisory client for which Bricoleur exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment fund or client. Because of the foregoing disclaimers, Bricoleur does not believe this filing is required by the Exchange Act or rules thereunder, but is making this filing as a precautionary measure, without conceding Bricoleur's or any of its investment advisory clients' membership in a "group."

5(c) During the past 60 days, Bricoleur did not effect any transactions in Celeritek's securities.

5(d) Bricoleur has been granted the authority to dispose of and vote the securities reflected in Items 7-11 of page two of this Schedule 13d (the "Securities") in its capacity as general partner and investment manager for certain investment limited partnerships and as investment adviser to certain other investment funds and client accounts. Such partnerships, funds and persons or entities that own such accounts have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Securities held by such partnerships, funds or in such accounts.

5(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bricoleur is a party to an agreement of limited partnership governing each of the investment limited partnerships as to which it exercises discretion. Each of those agreements grants Bricoleur the authority to, among other things, invest the funds of the respective partnership in Celeritek stock, to vote that stock and to dispose of that stock. Bricoleur is a party to investment management agreements with each of its other investment advisory accounts that hold Celeritek stock pursuant to which Bricoleur has similar authority with respect to that stock.

Bricoleur agreed to participate in the Committee after receiving a letter of invitation in the form attached as Exhibit C to this filing.

Item 7. Material to Be Filed as Exhibits.

Exhibit A. Proposal for inclusion in the Annual Meeting Proxy Statement of Celeritek relating to redemption of Rights provided in the Preferred Shares Rights Agreement dated March 25, 1999.

Exhibit B. Proposal for inclusion in the Annual Meeting Proxy Statement of Celeritek relating to Bylaw amendments requiring the chairman of the Board of Directors to be an outside director and other matters.

<PAGE>
<PAGE>

Exhibit C. Form of Letter to Shareholders of Celeritek Inviting Them to Join the Shareholder Committee.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRICOLEUR CAPITAL MANAGEMENT LLC

By ______________/s/__________________
Robert Poole, Management Committee Member

DATED: March 10, 2003

<PAGE>
<PAGE>

EXHIBIT INDEX

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-1
<SEQUENCE>3
<FILENAME>exha.txt
<DESCRIPTION>EXHIBIT A TO SCHEDULE 13D
<TEXT>

EXHIBIT A

PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY STATEMENT PROPOSAL:

The shareholders of Celeritek, Inc. (the "Company") hereby request that the Board of Directors (the "Board") redeem the Rights described in the Preferred Shares Rights Agreement dated March 25, 1999, between the Company and BankBoston, N.A. (the "Rights Agreement"); and request further that the Board not reinstitute or replace the Rights Agreement with any other form of "poison pill."

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:

The Rights Agreement, which the Board put in place without shareholder approval, issued Preferred Stock Purchase Rights, commonly referred to as a poison pill (the "Poison Pill"). The Poison Pill makes the cost of acquiring the Company prohibitively expensive for a potential acquirer, unless the acquirer first obtains the endorsement of the Board. Poison Pills, like the one adopted by our Board, can pose such an obstacle to takeovers that management becomes entrenched. We believe that the entrenchment of management, and the lack of accountability that results, can adversely affect shareholder value. Our Board recently discouraged a proposal to discuss alternatives by Aneren Microwave and we believe the Poison Pill helps them feel secure in doing so.
The Board justified its adoption of the Poison Pill by stating that the rights are designed to protect and maximize the value of the outstanding equity interests of the Company in the event of an unsolicited attempt by an acquiror to take over the Company. We do not share the view of the Board that our Company needs to be "protected" from a purchase offer. Shareholders can decide for themselves if we want to accept an offer. We believe liquidating company assets would maximize shareholder value but The Poison Pill vastly increases the cost to a potential bidder of any merger or sale that our entrenched Board does not approve.

Our Board Members are not significant stockholders and have rewarded management generously even though the Company does not have a strong earnings history and in fact has an accumulated deficit of over $35 million. Other management teams may be willing to pay more than the current stock price in the belief that they could profitably deploy the company's assets. With the protection of the Pill, our bad can discourage any such proposals

We strongly believe that it is the shareholders, who are the owners of the Company, not the directors and managers, who merely act as agents for the owners, who should have the right to decide what is or is not a fair price for their shareholdings. In order for this to occur, however, the Board must vote to redeem the Poison Pill. Thus, we are encouraging shareholders to vote in favor of a "request" to the Board to redeem the pill. Redemption of the Company's Poison Pill would allow shareholders to consider all tender offers, not just those endorsed by incumbent management.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-2
<SEQUENCE>4
<FILENAME>exhb.txt
<DESCRIPTION>EXHIBIT B TO SCHEDULE 13D
<TEXT>

EXHIBIT B

PROPOSAL FOR INCLUSION IN CELERITEK'S ANNUAL MEETING PROXY
STATEMENT PROPOSAL:

That Section 5.6 of the Company's bylaws be amended and restated to read as follows:

SECTION 5.6 CHAIRMAN OF THE BOARD. The chairman of the board shall be an outside director, and if present, shall preside at meetings of the board of directors and exercise and perform such other powers and duties as may from time to time be assigned to him by the board of directors or as may be prescribed by these bylaws.

That Section 5.7 of the Company's bylaws be amended and restated to read as follows:

SECTION 5.7 PRESIDENT. The president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction, and control of the business and the officers of the corporation. He shall preside at all meetings of the shareholders and, in the absence of a chairman of the board, at all meetings of the board of directors. He shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or these bylaws.

STATEMENT BY SHAREHOLDER IN SUPPORT OF THE PROPOSAL:

Currently, the Company's bylaws provide that if there is no President, then the Chairman of the Board will have the power given to the President by Section 5.7 of the Company's bylaws. Amending Sections 5.6 and 5.7 of the Company's bylaws to provide that the Chairman of the Board cannot also be the President, will lessen the potential power and control that one person could have over the Company and its affairs. The requirement proposed by the amendment to Section 5.6 that the Chairman of the Board be an outside director also improves corporate governance. An outside director is generally a director who is not a current employee of the Company, is not a former employee who receives compensation for prior services; has not been an officer of the Company, and does not receive, directly or indirectly, remuneration from the Company in any capacity other than as a director. Therefore, the requirement that the Chairman of the Board be an outside director helps assure independence. I encourage you to vote for the approval of these amendments to the Company's bylaws.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>EX-3
<SEQUENCE>5
<FILENAME>exhc.txt
<DESCRIPTION>EXHIBIT C TO SCHEDULE 13D
<TEXT>

EXHIBIT C

Ladies and Gentlemen:

I have been concerned for several months about the apparent course of action being taken by the Celeritek board of directors.

The board appears to be entrenched and uninterested in maximizing shareholder value. In particular, the board has apparently rebuffed an indication of interest by Anaren Microwave, Inc. In response to a request from Anaren to do exploratory "due diligence" for a possible combination or acquisition proposal, the Celeritek board of directors sent a confidentiality agreement which included an onerous two-year standstill agreement. Previously, the company amended its charter to include a so-called "poison pill" designed to make it difficult for anyone to acquire the company without the board of directors' approval.

While these "pills" are sometimes touted as giving a board time to negotiate with potential acquirers, in Celeritek's case the pill only serves to entrench the board of directors and management, who has failed to produce earnings. In addition, the directors and management are handsomely compensated and are in comfort in the presence of this poison pill to continue themselves in office, while fending off would-be acquirers.

If you share my concerns, I invite you to join with me in forming the "Celeritek Shareholder Protective Committee". The purpose of this committee will be to encourage our board of directors to remove the poison pill, to be open to purchase offers (rather than discouraging them) and to improve the company's corporate governance.

I am willing to serve as chairman of the committee. If you join with me as members of the committee, I will consult with you before having the committee take any action. Initially, however, I propose that the committee consider taking the following actions:

* Calling a special shareholder meeting to remove the present members of the board of directors and replace them with directors who will be more open to corporate governance concerns of shareholders, or alternately running one or more candidates in opposition to the board of director-nominated candidates at the company's next annual meeting. We will need to make a decision about whether to nominate members to the board of directors on or before April 22, 2003.

* Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting, recommending that the board repeal the "poison pill";

* Endorsing the action taken by one of our committee members to submit a shareholder proposal for the 2003 annual meeting requiring that the bylaws be amended to provide for an independent outside director to serve as chairman of the company's board (a corporate governance reform that would be particularly beneficial in light of recent corporate scandals);

* Demanding that the company cease the practice of making long-term zero-interest loans to officers and employees.

If you join the committee, you will be in accordance to work with us to support the proposal to redeem the poison pill and intend to vote your shares to that effect. As a result, as we will have agreed to vote in common on this provision, we may be deemed a "group" for purposes of Section 13D of the Securities Exchange Act of 1934. I will therefore need to amend my statement on Schedule 13D to state that I have entered into the committee arrangement with you and that we may be deemed to be formalized in a group, although I will disclaim any right to vote your shares or control your buying and selling decisions. You may wish to do the same, and if you wish assistance in filing your own statement on Schedule 13D, I will provide assistance in this regard.

Please send me back a return fax or e-mail indicating your willingness to be named as a committee member.

As always, I am available to discuss any of these concerns with you at your convenience.

Sincerely,

Bryant R. Riley

As noted above, I have already agreed to join and have submitted one of the proposals described above.

</TEXT>
</DOCUMENT>